TOYOTA MOTOR

CORPORATION

Unaudited Condensed Quarterly

Consolidated Financial Statements

For the periods ended

September 30, 2020

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Toyota Motor Corporation (“TMC”) has replaced Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and adopted International Financial Reporting Standards (“IFRS”) for its consolidated financial statements beginning with the first quarter ended June 30, 2020. In addition, consolidated financial statements for the first half ended September 30, 2019 and for the fiscal year ended March 31, 2020 are also presented in accordance with IFRS for the purpose of comparative analysis.

Financial results

Consolidated vehicle unit sales in Japan and overseas decreased by 1,571 thousand units, or 33.7%, to 3,086 thousand units in FY2021 first half (the first half ended September 30, 2020) compared with FY2020 first half (the first half ended September 30, 2019) mainly due to a decline of the automotive market affected by the global spread of COVID-19. Vehicle unit sales in Japan decreased by 219 thousand units, or 19.2%, to 921 thousand units in FY2021 first half compared with FY2020 first half. Overseas vehicle unit sales decreased by 1,352 thousand units, or 38.4%, to 2,165 thousand units in FY2021 first half compared with FY2020 first half.

The results of operations for FY2021 first half were as follows:

Sales revenues	¥11,375.2 billion	(a decrease of ¥3,983.0 billion or 25.9% compared with FY2020 first half)

Operating income	¥519.9 billion	(a decrease of ¥879.2 billion or 62.8% compared with FY2020 first half)

Income before income taxes	¥728.8 billion	(a decrease of ¥893.0 billion or 55.1% compared with FY2020 first half)

Net income attributable to Toyota Motor Corporation	¥629.3 billion	(a decrease of ¥520.1 billion or 45.3% compared with FY2020 first half)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of ¥970.0 billion

Effects of changes in exchange rates	a decrease of ¥120.0 billion

Cost reduction efforts	an increase of ¥50.0 billion

Increase or decrease in expenses and expense reduction efforts	an increase of ¥115.0 billion

Other	an increase of ¥45.8 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations decreased by ¥3,637.3 billion, or 26.4%, to ¥10,122.6 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥862.5 billion, or 77.8%, to ¥245.6 billion in FY2021 first half compared with FY2020 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(ii)	Financial services:

Sales revenues for the financial services operations decreased by ¥24.8 billion, or 2.3%, to ¥1,066.5 billion in FY2021 first half compared with FY2020 first half. However, operating income increased by ¥18.3 billion, or 8.1%, to ¥245.3 billion in FY2021 first half compared with FY2020 first half. The increase in operating income was mainly due to the increase in valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii)	All other:

Sales revenues for all other businesses decreased by ¥384.0 billion, or 46.6%, to ¥440.1 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥18.1 billion, or 42.3%, to ¥24.6 billion in FY2021 first half compared with FY2020 first half.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan decreased by ¥2,058.1 billion, or 24.4%, to ¥6,363.4 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥584.4 billion, or 70.7%, to ¥242.3 billion in FY2021 first half compared with FY2020 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(ii)	North America:

Sales revenues in North America decreased by ¥1,576.2 billion, or 28.5%, to ¥3,945.9 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥110.2 billion, or 48.2%, to ¥118.7 billion in FY2021 first half compared with FY2020 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iii)	Europe:

Sales revenues in Europe decreased by ¥414.6 billion, or 24.4%, to ¥1,282.0 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥64.1 billion, or 86.9%, to ¥9.6 billion in FY2021 first half compared with FY2020 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iv)	Asia:

Sales revenues in Asia decreased by ¥705.1 billion, or 25.5%, to ¥2,055.7 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥83.2 billion, or 37.9%, to ¥136.2 billion in FY2021 first half compared with FY2020 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions decreased by ¥375.1 billion, or 34.9%, to ¥700.3 billion in FY2021 first half compared with FY2020 first half, and operating income decreased by ¥37.4 billion, or 81.5%, to ¥8.4 billion in FY2021 first half compared with FY2020 first half. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	April 1, 2019	March 31, 2020	September 30, 2020
Assets
Current assets
Cash and cash equivalents		3,602,805	4,098,450	5,514,438
Trade accounts and other receivables		2,954,617	2,648,360	2,710,991
Receivables related to financial services	VII	6,657,367	6,621,604	6,149,428
Other financial assets	VII	2,640,392	2,143,602	3,159,565
Inventories		2,731,040	2,533,892	2,709,366
Income tax receivable		84,574	237,609	244,064
Other current assets		507,654	679,804	575,895

Total current assets		19,178,450	18,963,320	21,063,746

Non-current assets
Investments accounted for using the equity method		3,467,242	4,297,564	3,883,603
Receivables related to financial services	VII	10,281,028	10,417,797	11,068,933
Other financial assets	VII	7,769,740	7,901,517	7,740,041
Property, plant and equipment
Land		1,359,271	1,318,964	1,347,492
Buildings		4,833,278	4,741,451	4,852,130
Machinery and equipment		11,956,773	11,979,449	12,225,528
Vehicles and equipment on operating leases		6,139,163	5,928,833	5,812,866
Construction in progress		656,067	517,460	566,140
Total property, plant and equipment, at cost		24,944,551	24,486,156	24,804,155
Less - Accumulated depreciation and impairment losses		(14,260,446)	(13,952,141)	(14,102,957)
Total property, plant and equipment, net		10,684,105	10,534,016	10,701,198
Right of use assets		396,830	337,335	377,192
Intangible assets		908,737	1,000,257	1,051,104
Deferred tax assets		446,383	326,364	346,796
Other non-current assets		283,889	194,192	251,188

Total non-current assets		34,237,955	35,009,043	35,420,055

Total assets		53,416,405	53,972,363	56,483,801

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	April 1, 2019	March 31, 2020	September 30, 2020
Liabilities
Current liabilities
Trade accounts and other payables		3,856,133	3,498,029	3,606,113
Short-term and current portion of long-term debt	VII	9,701,813	9,906,755	11,399,117
Accrued expenses	XI	1,350,252	1,256,794	1,246,375
Other financial liabilities	VII	475,302	538,740	667,935
Income taxes payable		321,316	212,276	211,834
Liabilities for quality assurance		1,769,514	1,552,970	1,449,433
Other current liabilities		1,008,032	1,176,645	1,162,300

Total current liabilities		18,482,362	18,142,209	19,743,107

Non-current liabilities
Long-term debt	VII	11,342,315	11,434,219	12,151,882
Other financial liabilities	VII	189,957	360,588	331,426
Retirement benefit liabilities		1,002,710	1,022,161	1,050,697
Deferred tax liabilities		1,227,292	1,198,005	984,247
Other non-current liabilities		516,560	476,169	426,373

Total non-current liabilities		14,278,833	14,491,142	14,944,625

Total liabilities		32,761,195	32,633,351	34,687,732

Shareholders’ equity
Common stock		397,050	397,050	397,050
Additional paid-in capital		487,162	489,334	504,514
Retained earnings		20,613,776	22,234,061	22,553,281
Other components of equity		1,016,035	585,549	457,583
Treasury stock		(2,606,925)	(3,087,106)	(2,901,598)

Total Toyota Motor Corporation shareholders’ equity		19,907,100	20,618,888	21,010,831

Non-controlling interests		748,110	720,124	785,239

Total shareholders’ equity		20,655,210	21,339,012	21,796,070

Total liabilities and shareholders’ equity		53,416,405	53,972,363	56,483,801

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first half ended September 30, 2019	For the first half ended September 30, 2020
Sales revenues
Sales of products	IX	14,277,156	10,317,155
Financial services	IX	1,081,121	1,058,068

Total sales revenues	IX	15,358,277	11,375,223

Costs and expenses
Cost of products sold		11,901,359	9,078,239
Cost of financial services		653,198	599,409
Selling, general and administrative		1,404,502	1,177,594

Total costs and expenses		13,959,059	10,855,242

Operating income		1,399,218	519,981

Share of profit (loss) of investments accounted for using the equity method		199,866	76,390
Other finance income		141,703	167,974
Other finance costs		(22,549)	(23,237)
Foreign exchange gain (loss), net		(83,312)	(12,185)
Other income (loss), net		(13,107)	(107)

Income before income taxes		1,621,819	728,815

Income tax expense		437,827	97,627

Net income		1,183,993	631,189

Net income attributable to
Toyota Motor Corporation		1,149,540	629,368
Non-controlling interests		34,453	1,821

Net income		1,183,993	631,189

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	X	407.90	225.21

Diluted	X	403.51	223.81

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first half ended September 30, 2019	For the first half ended September 30, 2020
Net income		1,183,993	631,189
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		101,311	(10,034)
Remeasurements of defined benefit plans		(5,074)	(2,135)
Share of other comprehensive income of equity method investees		41,855	(41,853)

Total of items that will not be reclassified to profit (loss)		138,093	(54,022)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(268,554)	10,788
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		64,608	(15,099)
Share of other comprehensive income of equity method investees		(48,453)	(35,686)

Total of items that may be reclassified subsequently to profit (loss)		(252,400)	(39,996)

Total other comprehensive income, net of tax		(114,307)	(94,019)

Comprehensive income		1,069,686	537,170

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,041,184	523,192
Non-controlling interests		28,502	13,978

Comprehensive income		1,069,686	537,170

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2019	For the second quarter ended September 30, 2020
Sales revenues
Sales of products	IX	7,099,592	6,247,300
Financial services	IX	537,412	527,127

Total sales revenues	IX	7,637,004	6,774,427

Costs and expenses
Cost of products sold		5,973,620	5,351,939
Cost of financial services		311,792	274,341
Selling, general and administrative		692,985	642,086

Total costs and expenses		6,978,397	6,268,366

Operating income		658,607	506,061

Share of profit (loss) of investments accounted for using the equity method		95,122	88,962
Other finance income		64,152	53,185
Other finance costs		(12,707)	(13,225)
Foreign exchange gain (loss), net		(20,252)	(20,695)
Other income (loss), net		(14,087)	(3,706)

Income before income taxes		770,834	610,582

Income tax expense		218,224	128,841

Net income		552,610	481,741

Net income attributable to
Toyota Motor Corporation		530,409	470,525
Non-controlling interests		22,201	11,216

Net income		552,610	481,741

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	X	189.08	168.29

Diluted	X	187.12	166.68

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2019	For the second quarter ended September 30, 2020
Net income		552,610	481,741
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		38,594	(154,116)
Remeasurements of defined benefit plans		(321)	(557)
Share of other comprehensive income of equity method investees		(3,159)	44,568

Total of items that will not be reclassified to profit (loss)		35,113	(110,106)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(97,399)	(54,531)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		24,720	(19,113)
Share of other comprehensive income of equity method investees		(37,355)	6,022

Total of items that may be reclassified subsequently to profit (loss)		(110,034)	(67,622)

Total other comprehensive income, net of tax		(74,921)	(177,728)

Comprehensive income		477,690	304,013

Comprehensive income for the period attributable to
Toyota Motor Corporation		458,635	296,935
Non-controlling interests		19,055	7,079

Comprehensive income		477,690	304,013

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2019

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2019		397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income		—	—	1,149,540	—	—	1,149,540	34,453	1,183,993
Other comprehensive income, net of tax		—	—	—	(108,356)	—	(108,356)	(5,951)	(114,307)

Total comprehensive income		—	—	1,149,540	(108,356)	—	1,041,184	28,502	1,069,686
Transactions with owners and other
Dividends paid	VIII	—	—	(339,893)	—	—	(339,893)	(38,837)	(378,730)
Repurchase of treasury stock		—	—	—	—	(300,153)	(300,153)	—	(300,153)
Equity transactions and other		—	3,979	—	—	—	3,979	(12,679)	(8,700)

Total transactions with owners and other		—	3,979	(339,893)	—	(300,153)	(636,067)	(51,516)	(687,583)
Reclassification to retained earnings		—	—	(1,308)	1,308	—	—	—	—

Balances at September 30, 2019		397,050	491,142	21,422,115	908,987	(2,907,078)	20,312,216	725,096	21,037,312

For the first half ended September 30, 2020

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	629,368	—	—	629,368	1,821	631,189
Other comprehensive income, net of tax		—	—	—	(106,176)	—	(106,176)	12,157	(94,019)

Total comprehensive income		—	—	629,368	(106,176)	—	523,192	13,978	537,170
Transactions with owners and other
Dividends paid	VIII	—	—	(331,938)	—	—	(331,938)	(32,583)	(364,521)
Repurchase of treasury stock		—	—	—	—	(35)	(35)	—	(35)
Reissuance of treasury stock		—	15,039	—	—	185,543	200,582	—	200,582
Change in scope of consolidation		—	—	—	—	—	—	67,762	67,762
Equity transactions and other		—	141	—	—	—	141	15,958	16,099

Total transactions with owners and other		—	15,180	(331,938)	—	185,508	(131,250)	51,138	(80,112)
Reclassification to retained earnings		—	—	21,790	(21,790)	—	—	—	—

Balances at September 30, 2020		397,050	504,514	22,553,281	457,583	(2,901,598)	21,010,831	785,239	21,796,070

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first half ended September 30, 2019	For the first half ended September 30, 2020
Cash flows from operating activities
Net income		1,183,993	631,189
Depreciation and amortization		783,868	810,588
Interest income and interest costs related to financial services, net		(87,955)	(99,035)
Share of profit (loss) of investments accounted for using the equity method		(199,866)	(76,390)
Income tax expense		437,827	97,627
Changes in operating assets and liabilities, and other		(538,213)	(120,227)
Interest received		390,299	383,627
Dividends received		230,037	207,457
Interest paid		(246,991)	(230,791)
Income taxes paid, net of refunds		(392,575)	(314,530)

Net cash provided by (used in) operating activities		1,560,424	1,289,514

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(649,398)	(611,362)
Additions to equipment leased to others		(1,199,913)	(958,611)
Proceeds from sales of fixed assets excluding equipment leased to others		17,772	20,587
Proceeds from sales of equipment leased to others		727,933	640,001
Additions to intangible assets		(133,622)	(139,051)
Additions to public and corporate bonds and stocks		(652,446)	(1,120,804)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,243,066	1,260,560
Other, net	XII	(241,679)	(1,013,142)

Net cash provided by (used in) investing activities		(888,287)	(1,921,821)

Cash flows from financing activities
Increase (decrease) in short-term debt		15,266	(542,499)
Proceeds from long-term debt		2,680,720	5,351,917
Payments of long-term debt		(2,174,766)	(2,613,277)
Dividends paid to Toyota Motor Corporation common shareholders	VIII	(339,893)	(331,938)
Dividends paid to non-controlling interests		(38,837)	(32,583)
Reissuance (repurchase) of treasury stock		(300,153)	199,965

Net cash provided by (used in) financing activities		(157,663)	2,031,585

Effect of exchange rate changes on cash and cash equivalents		(90,451)	16,710

Net increase (decrease) in cash and cash equivalents		424,023	1,415,987

Cash and cash equivalents at beginning of period		3,602,805	4,098,450

Cash and cash equivalents at end of period		4,026,828	5,514,438

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

TMC is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first half and second quarter ended September 30, 2020, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

TMC has prepared its consolidated financial statements in accordance with IFRS from the first quarter of the fiscal year starting April 1, 2020, and the date of the transition to IFRS (“Transition Date”) was April 1, 2019. In the transition to IFRS, TMC has adopted IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). The effect of the transition to IFRS on Toyota’s financial position, results of operations and cash flows are presented in “XIII. First-time adoption”.

The condensed quarterly consolidated financial statements were approved on November 6, 2020 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans indicated in “III. Significant accounting policies”.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

III.	Significant accounting policies

1. Basis of consolidation

(1) Subsidiaries

The condensed quarterly consolidated financial statements include the accounts of TMC, its subsidiaries that are controlled by TMC, and those structured entities that are controlled by Toyota. Toyota controls an entity when Toyota is exposed or has rights to variable returns from involvement with the entity, and has the ability to affect those returns by using its power over the entity.

The financial statements of subsidiaries have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary. All significant intercompany balances and transactions as well as the unrealized profit have been eliminated in consolidation.

Changes in a subsidiary’s ownership interests that do not result in a loss of control are accounted for as equity transactions. When control over a subsidiary is lost, any gain or loss on the disposal of the interest sold is recognized in profit or loss.

(2) Associates and joint ventures

Associates are entities over which Toyota has a significant influence over the decisions on financial and operating policies, but does not have control or joint control.

Joint ventures are entities over which two or more parties including Toyota have joint control, based on a contractual arrangement, and financial and business decisions about the relevant activities of which require unanimous consent of the parties that have joint control.

Investments in associates and joint ventures are accounted for using the equity method. The financial statements of associates and joint ventures have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary.

When the use of the equity method is discontinued from the date when the investees are determined to be no longer associates or joint ventures, any gain or loss on such disposal of the investment is recognized in profit or loss.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

2.Foreign currency translation

(1) Foreign currency transactions

Foreign currency transactions are translated into the respective functional currencies of Toyota at the exchange rates prevailing when such transactions occur. All foreign currency receivables and payables are translated into the respective functional currencies at the applicable exchange rates at the end of the reporting period. Non-monetary assets and liabilities in foreign currencies that are measured at fair value are translated into the functional currency using the exchange rate on the date when the fair value was measured. Gains or losses on exchange differences arising from settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss. Furthermore, exchange differences arising from financial assets measured at fair value through other comprehensive income is recognized as other comprehensive income.

(2) Foreign operations

All assets and liabilities of foreign subsidiaries, associates and joint ventures (collectively, “foreign operations”) that use a functional currency other than Japanese yen are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operations are translated into Japanese yen at the average exchange rate for the period unless the exchange rate fluctuates widely. Exchange differences arising from such translations are recognized in other comprehensive income and accumulated in other components of equity in the condensed quarterly consolidated statement of financial position. When a foreign operation is disposed of, and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.

3.Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments that are readily convertible to cash and are subject to insignificant risk of changes in value with three months or less maturities from the acquisition date.

4.Financial instruments

(1) Financial assets

(i) Initial recognition and measurement

Toyota initially recognizes financial assets when it becomes a party to a contract and except for derivatives, classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date.

Financial assets classified as being measured at fair value through profit or loss are measured at fair value, but other financial assets are initially recognized and measured at fair value adding transaction costs directly attributable to acquisition. Trade receivables that do not contain significant financial elements are measured at the transaction price.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(a) Financial assets measured at amortized cost

Toyota classifies a financial asset as measured at amortized cost if both of the following conditions are met:

The asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b) Debt financial assets measured at fair value through other comprehensive income

Debt financial assets are measured at fair value through other comprehensive income only if it meets both of the following conditions:

The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(c) Equity financial assets measured at fair value through other comprehensive income

For equity financial assets such as shares held mainly for the purpose of maintaining or enhancing business relationships with investees are irrevocably designated at initial recognition, as financial assets measured at fair value through other comprehensive income.

(d) Financial assets measured at fair value through profit or loss

Financial assets other than (a) to (c) are classified as financial assets measured at fair value through profit or loss.

(ii) Subsequent measurement

After initial recognition, financial assets are measured based on the following classification.

(a) Financial assets measured at amortized cost

Financial assets measured at amortized cost are measured at amortized cost using the effective interest method.

(b) Debt financial assets measured at fair value through other comprehensive income

Subsequent changes in fair value of the financial assets are recognized as other comprehensive income. Impairment gains or losses, interest income and foreign exchange gains and losses are recognized in profit or loss. When the financial assets are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from other components of equity to profit or loss.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(c) Equity financial assets measured at fair value through other comprehensive income

Subsequent changes in fair value of the financial assets are recognized as other comprehensive income. When the financial assets are derecognized, the cumulative gain or loss recognized through other comprehensive income is reclassified from other components of equity to retained earnings. Dividends from equity financial assets are recognized in profit or loss.

(d) Financial assets measured at fair value through profit or loss

Subsequent changes in the fair value of the financial assets are recognized in profit or loss.

(iii) Impairment of financial assets

An allowance for credit losses is provided for expected credit losses on financial assets that are measured at amortized cost as well as debt financial assets measured at fair value through other comprehensive income. An allowance for credit losses is also provided for expected credit losses on loan commitments or financial guarantee agreements that are off-balance sheet credit exposures.

At the end of the reporting period, Toyota assesses whether the credit risk on financial assets have significantly increased since initial recognition. At the end of the reporting period, if Toyota identifies a significant increase in credit risk, allowances for credit losses are measured as being equal to the amount of expected credit losses that would result from default events that are possible over the expected life of a financial asset. At the end of the reporting period, if the credit risk for a financial instrument has not increased significantly since its initial recognition, allowances for credit losses are measured as being equal to the amount of the expected credit losses caused by default events that may occur within 12 months from the end of the reporting period.

For accounts receivable that are included in “Trade accounts and other receivables” and finance lease receivables, the allowance for credit losses is continuously measured at amounts equal to expected credit losses over the expected life of financial assets.

The amount of expected credit losses is measured as the present value of all cash short falls resulting from the difference between the cash flows due to Toyota in accordance with the contract and cash flows that Toyota expects to receive, and such amount is recognized in profit or loss. A reversal of the allowance for credit losses resulting from a reduction in the amount of expected credit losses is recognized in profit or loss.

If there is objective evidence of impairment such as significant financial difficulty of a borrower, or a default or delinquency by a borrower, interest income is measured applying the effective interest method to the net carrying amount of the financial asset (after deducting the allowance for credit loss). Financial assets are written off either partially or fully when there is no reasonable expectation of recovering a financial asset in its entirely or a portion thereof.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(iv) Derecognition of financial assets

Toyota derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when Toyota transfers the contractual right to receive cash flows from financial assets in transactions in which substantially all the risks and rewards of ownership of the asset are transferred to another entity. Even if Toyota transfers a financial asset, it neither transfers nor holds substantially all the risks and rewards of ownership of such transferred financial asset. Further, in cases where Toyota continues to control such a transferred financial asset, Toyota recognizes the retained interest on such financial asset and the relevant liabilities that might possibly be paid in association therewith.

(2) Financial liabilities

(i) Initial recognition and measurement

Toyota initially measures financial liabilities other than derivatives at fair value less transaction costs directly attributable to the issuance of financial liabilities.

(ii) Subsequent measurement

Toyota subsequently measures financial liabilities at amortized cost using the effective interest method. Amortization under the effective interest method and gain or losses on derecognition are recognized as finance income or costs and recognized in profit or loss.

(iii) Derecognition of financial liabilities

Toyota derecognizes financial liabilities when the financial liabilities expire, that is, when the liability identified in the contract expires due to performance, discharges, cancels, or expires.

(3) Derivative financial instruments

Toyota employs derivative financial instruments, including forward foreign exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options, to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative transactions are measured at fair value as assets or liabilities.

Toyota does not use derivative financial instruments for speculative or trading purposes.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Finance receivables

Finance receivables recorded on Toyota’s condensed quarterly consolidated statement of financial position are net of any unearned financial income and deferred origination costs and the allowance for credit losses. Deferred origination costs are amortized so as to approximate a level rate of return over the term of the related contracts.

The determination of finance receivable portfolios is based primarily on the qualitative consideration of the nature of Toyota’s business operations and finance receivables. The three portfolios within finance receivables are as follows:

(1) Retail receivables portfolio

The retail receivables portfolio consists of retail installment sales contracts acquired mainly from dealers (“auto loans”) including credit card loans. These contracts acquired must first meet specified credit standards. Thereafter, Toyota retains responsibility for contract collection and administration.

The contract periods of auto loans primarily range from 2 to 7 years. Toyota acquires security interests in the vehicles financed and has the right to repossess vehicles if customers fail to meet their contractual obligations. Almost all auto loans are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

Toyota manages the retail receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables, the similarity of the credit risks, and the quantitative materiality.

(2) Finance lease receivables portfolio

Toyota acquires new vehicle lease contracts originated primarily through dealers. The contract periods of these primarily range from 2 to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period.

Toyota is generally permitted to take possession of the vehicle upon a default by the lessee. The residual value is estimated at the time the vehicle is first leased. Vehicles returned to Toyota at the end of their leases are sold by auction.

Toyota manages the finance lease receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables and the similarity of the credit risks.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(3) Wholesale and other dealer loan receivables portfolio

Toyota provides wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets or personal assets, or both, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired.

Toyota also makes term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.

Toyota manages the wholesale and other dealer loan receivables portfolio as one portfolio based on the risk characteristics associated with the underlying finance receivables.

6. Allowance for credit losses on finance receivables

The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. Furthermore, portfolios are grouped based on similarities of risk characteristics, such as product and collateral classes, when calculating expected credit losses in the aggregate.

(1) Retail receivables portfolio

With respect to retail receivables, Toyota reviews whether the credit risk on finance receivables has increased significantly. To evaluate the risk, Toyota uses the changes for the possibility of a credit loss occurring or days in arrears as an index. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. When the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for that finance receivables at an amount equal to 12-month expected credit losses at the reporting date.

Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on that finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables is credit-impaired such as a significant deterioration in the financial condition of the debtor, or breach of contract due to default or delayed contractual payments.

In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.

Suspension of payment over a certain period of time and or situations which contractual obligations are not being met are considered as being in default in accordance with internal management rules.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Finance lease receivables portfolio

With respect to the finance lease receivables portfolio, Toyota always measures loss allowance at an amount equal to lifetime expected credit losses. Suspension of payment over a certain period of time and/or situations which contractual obligations are not being met are considered as being in default in accordance with internal management rules.

(3) Wholesale and other dealer loan receivables portfolio

With respect to the wholesale and other dealer loan receivables portfolio, receivables are sorted primarily by credit qualities based on internal risk assessments. Toyota reviews the change of the segment as an index whether the credit risk on finance receivables has increased significantly since initial recognition to assess these receivables for credit risk. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. If the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for that finance receivables at an amount equal to 12-month expected credit losses at the reporting date.

Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on that finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables are credit-impaired such as a debtor’s worsened financial conditions, breach of contract due to default or delayed contractual payments.

In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.

Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as defaults in accordance with internal management rules.

7. Inventories

Inventories are valued at cost, not in excess of net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated original cost and estimated selling expense to product completion. The cost of inventories includes purchase costs, conversion costs and other costs incurred in bringing the inventories to their present location and condition. The cost is determined principally by using the weighted-average method.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

8. Property, plant and equipment

Property, plant and equipment is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses. Expenditures relating to major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations as incurred. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated on the straight-line method over the estimated useful life of the respective assets according to general class, type of structure and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

The depreciation method, useful lives and residual values of property, plant and equipment are reviewed annually at each fiscal year end, and adopted prospectively, if applicable.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated on a straight-line method over the lease term, generally from 2 to 5 years, to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

9. Intangible assets

Intangible assets are measured based on the cost model and carried at their cost less accumulated amortization and impairment losses.

The estimated useful lives and the amortization method of intangible assets are reviewed annually at each fiscal year end, and adopted prospectively, if appropriate.

(1) Capitalized development cost

Development expenditure for a product is capitalized only when there is a technical and commercial feasibility of completing the development, Toyota has the intention, ability and sufficient resources to use the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be measured reliably.

Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product ranging mainly from 5 to 10 years.

(2) Other intangible assets

Other intangible assets mainly consist of software for internal use and amortized using the straight-line method over their estimated useful lives, mainly 5 years. Goodwill is not material to Toyota’s condensed quarterly consolidated statement of financial position.

10. Impairment of non-financial assets

At the end of the reporting period, the carrying amount of non-financial assets other than inventories and deferred tax assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such an asset or a cash-generating unit is estimated. An impairment loss would be recognized when the carrying amount of an asset or a cash-generating unit exceeds the estimated discounted cash flows expected to result from the use of the assets and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying amount of the assets over its recoverable amount.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

11. Leases

At the inception of a contract, Toyota assesses whether the contract is, or contains, a lease.

(1) Lessee

Toyota recognizes a right of use asset and a lease liability at the lease commencement date. The cost of the right of use asset is measured at the amount of the initial measurement of the lease liability by adjusting any lease payments made or before the commencement date. Lease liability is initially measured at the present value of the lease payments that are not paid as of the commencement date.

After the commencement date, Toyota applies a cost model and subsequently depreciates the right of use asset using a straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. Lease liability is measured at amortized cost using the effective interest method. In the condensed quarterly consolidated statement of financial position, lease liability is included in short-term and long-term debt. Interest on the lease liability in each period during the lease term is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability and recognized in profit or loss over the lease term.

Many lease contracts relating to land and buildings entered into by Toyota include extension options that can be exercisable by Toyota as lessee for various purposes, such as to ensure business flexibility. Toyota assesses whether it is reasonably certain to exercise an extension option, and if it assesses it to be reasonably certain, the extension option is included in the lease term.

Toyota recognizes the lease payments associated with lease terms of 12 months or less as an expense on a straight-line basis over the lease term.

(2) Lessor

With respect to lessor lease transactions, Toyota determines at the commencement of the lease whether each lease is a finance lease or operating lease.

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to the ownership of an underlying asset. Otherwise leases are classified as operating leases.

Toyota recognizes the operating lease payments in profit or loss on a straight-line basis over the lease term.

12. Employee benefit obligations

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits.

(1) Defined benefit plan

The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The net defined benefit liability (asset) is the present value of the defined benefit obligations less the fair value of plan assets. Current service cost and net interest on the net defined benefit liability (asset) are recognized as net income (loss) on the statement of net income.

Past service cost is recognized in profit or loss upon occurrence.

Toyota recognizes the difference arising from remeasurement of the net defined benefit liability (asset) including actuarial gains and losses in other comprehensive income when it is incurred and reclassifies it immediately to retained earnings.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Defined contribution plan

For defined contribution plans, when the employees render services, the contribution payables are recognized in profit or loss.

13. Product warranty obligations

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience of product failures as well as current information on repair costs.

Toyota accrues for costs of recalls and other safety measures when they are probable and reasonably estimable. Toyota mainly employs an estimation model, to accrue for costs of recalls and other safety measures at the time the related sale is recognized based on historical experience.

14. Revenue recognition

In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

15. Income taxes

Income tax expenses are presented as the aggregate amount of current taxes and deferred taxes.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the carrying amount of assets or liabilities in the consolidated statements of financial position and the tax base of the assets or liabilities and carryforwards of unused tax losses and tax credits.

Deferred tax assets are recognized for all future deductible amounts, to the extent that it is probable that we will have sufficient profit to utilize the benefit of future deductible amounts.

Deferred tax liabilities for deductible temporary differences arising from investments in subsidiaries, associates, and interest in joint ventures are recognized in principle. However, they are not recognized when Toyota is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled, based on the tax rates and tax laws enacted or substantively enacted at the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which Toyota expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

Income taxes for the first half ended September 30, 2020 are calculated based on the estimated average annual effective income tax rate.

16. Earnings per share attributable to Toyota Motor Corporation

Basic earnings per share attributable to Toyota Motor Corporation is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of common shares outstanding with adjustment for treasury stock during the reporting period. Diluted earnings per share attributable to Toyota Motor Corporation is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of common shares outstanding taking into consideration the effect of dilutive securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

Information about important estimation and judgments that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

Scope of subsidiaries, associates, and joint ventures (Note III 1)

Intangible assets incurred by research and development (Note III 9)

Information about accounting estimates and assumption that affect the application of accounting policies and the reported amounts of assets and liabilities, and financial statements based on IFRS is as follows:

Product warranty obligations (Note III 13)

Allowance for credit losses on finance receivables (Note III 6)

Impairment of non-financial assets (Note III 10)

Employee benefit obligations (Note III 12)

Fair value measurements (Note VII)

Recoverability of deferred tax assets (Note III 15)

V.	Additional information

For the first half ended September 30, 2020, sales revenues decreased by ¥3,983,054 million, or 25.9%, to ¥11,375,223 million, operating income decreased by ¥879,237 million, or 62.8%, to ¥519,981 million compared with the first half ended September 30, 2019. These decreases were mainly due to a decline of the automotive market affected by the global spread of COVID-19. Income before income taxes decreased by ¥893,004 million, or 55.1%, to ¥728,815 million, net income attributable to Toyota Motor Corporation decreased by ¥520,172 million, or 45.3%, to ¥629,368 million compared with the first half ended September 30, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first half ended September 30, 2019:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	13,745,064	1,081,121	532,092	—	15,358,277
Inter-segment revenues and transfers	14,907	10,239	292,160	(317,306)	—

Total	13,759,971	1,091,360	824,252	(317,306)	15,358,277
Operating expenses	12,651,681	864,404	781,455	(338,481)	13,959,059

Operating income	1,108,290	226,956	42,797	21,175	1,399,218

For the first half ended September 30, 2020:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	10,108,505	1,058,068	208,650	—	11,375,223
Inter-segment revenues and transfers	14,148	8,461	231,518	(254,127)	—

Total	10,122,653	1,066,529	440,168	(254,127)	11,375,223
Operating expenses	9,876,959	821,201	415,491	(258,409)	10,855,242

Operating income	245,694	245,328	24,678	4,281	519,981

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2019:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,797,066	537,412	302,527	—	7,637,004
Inter-segment revenues and transfers	8,334	4,796	151,700	(164,830)	—

Total	6,805,400	542,208	454,227	(164,830)	7,637,004
Operating expenses	6,314,951	424,962	425,724	(187,239)	6,978,397

Operating income	490,449	117,246	28,503	22,409	658,607

For the second quarter ended September 30, 2020:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,139,467	527,127	107,833	—	6,774,427
Inter-segment revenues and transfers	6,751	4,426	126,247	(137,424)	—

Total	6,146,218	531,552	234,080	(137,424)	6,774,427
Operating expenses	5,813,949	378,507	218,722	(142,813)	6,268,366

Operating income	332,269	153,045	15,358	5,389	506,061

Accounting policies applied by each segment is in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first half ended September 30, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	4,832,880	5,415,422	1,584,644	2,500,724	1,024,608	—	15,358,277
Inter-segment revenues and transfers	3,588,745	106,775	112,010	260,151	50,927	(4,118,606)	—

Total	8,421,624	5,522,196	1,696,654	2,760,875	1,075,534	(4,118,606)	15,358,277
Operating expenses	7,594,847	5,293,156	1,622,867	2,541,343	1,029,621	(4,122,775)	13,959,059

Operating income	826,777	229,040	73,787	219,531	45,913	4,169	1,399,218

For the first half ended September 30, 2020:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	3,739,624	3,883,058	1,210,589	1,867,719	674,232	—	11,375,223
Inter-segment revenues and transfers	2,623,811	62,888	71,461	188,032	26,115	(2,972,307)	—

Total	6,363,435	3,945,947	1,282,050	2,055,751	700,347	(2,972,307)	11,375,223
Operating expenses	6,121,093	3,827,196	1,272,412	1,919,498	691,865	(2,976,823)	10,855,242

Operating income	242,342	118,751	9,638	136,253	8,481	4,516	519,981

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,484,732	2,629,547	753,943	1,273,057	495,725	—	7,637,004
Inter-segment revenues and transfers	1,761,813	54,646	59,475	125,875	25,910	(2,027,719)	—

Total	4,246,545	2,684,193	813,418	1,398,932	521,636	(2,027,719)	7,637,004
Operating expenses	3,849,694	2,567,787	778,327	1,288,531	496,874	(2,002,816)	6,978,397

Operating income	396,851	116,406	35,091	110,401	24,762	(24,902)	658,607

For the second quarter ended September 30, 2020:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,043,922	2,530,403	765,857	1,028,408	405,836	—	6,774,427
Inter-segment revenues and transfers	1,643,814	34,406	44,741	120,838	13,289	(1,857,088)	—

Total	3,687,736	2,564,809	810,598	1,149,246	419,125	(1,857,088)	6,774,427
Operating expenses	3,522,821	2,377,459	778,993	1,055,797	398,922	(1,865,625)	6,268,366

Operating income	164,915	187,350	31,606	93,449	20,204	8,537	506,061

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first half ended September 30,
	2019	2020
Japan	3,710,492	3,001,719
North America	5,490,162	3,921,784
Europe	1,476,317	1,142,043
Asia	2,729,508	2,134,979
Other	1,951,797	1,174,697

Total	15,358,277	11,375,223

	Yen in millions
	For the second quarter ended September 30,
	2019	2020
Japan	1,923,690	1,688,955
North America	2,656,734	2,554,515
Europe	711,111	717,715
Asia	1,366,539	1,159,959
Other	978,931	653,283

Total	7,637,004	6,774,427

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows;

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair values of receivables from financial services are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables from financial services are classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 17% and 83% (as of April 1, 2019), 20% and 80% (as of March 31, 2020) and 24% and 76% (as of September 30, 2020) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 92% (as of April 1, 2019), 90% (as of March 31, 2020) and 89% (as of September 30, 2020) of stocks that Toyota holds. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the comparable company valuation method, discounted cash flow valuation method (“DCF”) or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies and discount ratios of DCF are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts are classified as Level 2.

The fair values of the secured loans entered into in connection with securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the fair value of these secured loans are classified as Level 3.

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	April 1, 2019
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	19,209	25,047	15,171	59,426
Derivative financial instruments	—	200,256	77	200,333
Other	182,470	103,989	—	286,459

Total	201,678	329,292	15,247	546,218

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,359,335	1,427,428	19,739	5,806,502
Stocks	2,155,236	—	288,380	2,443,615
Other	6,920	469	—	7,388

Total	6,521,490	1,427,897	308,119	8,257,506

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
	March 31, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	17,676	28,203	12,831	58,711
Derivative financial instruments	—	503,826	—	503,826
Other	188,122	98,060	—	286,182

Total	205,798	630,090	12,831	848,719

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,197,097	2,155,491	20,099	5,372,687
Stocks	1,895,189	—	370,452	2,265,641
Other	5,964	27,104	—	33,067

Total	5,098,250	2,182,595	390,551	7,671,396

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(437,369)	—	(437,369)

Total	—	(437,369)	—	(437,369)

	Yen in millions
	September 30, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	21,537	25,017	11,143	57,698
Derivative financial instruments	—	392,923	—	392,923
Other	277,312	110,148	—	387,461

Total	298,850	528,089	11,143	838,082

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	2,802,162	2,441,510	19,561	5,263,234
Stocks	2,062,503	—	366,455	2,428,958
Other	7,643	19,993	—	27,636

Total	4,872,308	2,461,503	386,017	7,719,828

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(344,878)	—	(344,878)

Total	—	(344,878)	—	(344,878)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended September 30, 2019 and 2020:

	Yen in millions
	For the first half ended September 30, 2019
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	34,910	288,380	77	323,366
Total gains (losses)
Net income (loss)	(1)	—	—	(1)
Other comprehensive income (loss)	198	11,407	—	11,605
Purchases and issuances	7,196	62,347	—	69,543
Sales and settlements	(875)	(9,802)	(77)	(10,754)
Transfer from Level 3	—	(61,008)	—	(61,008)
Others	(1,871)	7,866	—	5,995

Balance at end of period	39,556	299,191	—	338,747

	Yen in millions
	For the first half ended September 30, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,931	370,452	—	403,383
Total gains (losses)
Net income (loss)	68	—	—	68
Other comprehensive income (loss)	779	(4,597)	—	(3,818)
Purchases and issuances	712	7,714	—	8,426
Sales and settlements	(3,537)	(404)	—	(3,941)
Others	(249)	(6,709)	—	(6,958)

Balance at end of period	30,705	366,455	—	397,160

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2019
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	37,353	240,942	—	278,295
Total gains (losses)
Net income (loss)	(1)	—	—	(1)
Other comprehensive income (loss)	44	(155)	—	(112)
Purchases and issuances	3,508	59,073	—	62,581
Sales and settlements	(541)	(6,400)	—	(6,941)
Others	(806)	5,730	—	4,925

Balance at end of period	39,556	299,191	—	338,747

	Yen in millions
	For the second quarter ended September 30, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,831	377,767	—	410,598
Total gains (losses)
Net income (loss)	40	—	—	40
Other comprehensive income (loss)	88	(4,337)	—	(4,249)
Purchases and issuances	663	4,687	—	5,350
Sales and settlements	(1,919)	(254)	—	(2,173)
Others	(998)	(11,407)	—	(12,405)

Balance at end of period	30,705	366,455	—	397,160

“Net income (loss)” in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other financial costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities. “Other” includes currency translation adjustments for the first half and the second quarter ended September 30, 2019 and 2020.

Transfer from Level 3 recognized in the first half ended September 30, 2019 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	April 1, 2019
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	16,938,395	—	—	17,167,354	17,167,354
Interest-bearing liabilities
Long-term debt (Including current portion)	14,785,662	—	12,805,942	1,833,623	14,639,565

	Yen in millions
	March 31, 2020
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	17,039,401	—	—	17,235,037	17,235,037
Interest-bearing liabilities
Long-term debt (Including current portion)	15,237,740	—	13,128,224	1,966,646	15,094,870

	Yen in millions
	September 30, 2020
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	17,218,362	—	—	17,810,732	17,810,732
Interest-bearing liabilities
Long-term debt (Including current portion)	18,031,741	—	15,237,705	2,446,878	17,684,583

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Dividends

The paid dividend amounts are as follows:

For the first half ended September 30, 2019

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2019	Common shares	339,893	120.00	March 31, 2019	May 24, 2019

For the first half ended September 30, 2020
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020
Dividends of which record date falls within the first half ended September 30, and effective date is after the first half ended September 30 are as follows: For the first half ended September 30, 2019
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 7, 2019	Common shares	278,908	100.00	September 30, 2019	November 27, 2019

For the first half ended September 30, 2020
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 6, 2020	Common shares	293,576	105.00	September 30, 2020	November 27, 2020

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30,
	2019	2020
Sales of products
Automotive
Vehicles	11,667,834	8,241,176
Parts and components for production	655,784	591,493
Parts and components for after service	1,061,127	929,935
Other	360,319	345,901

Total automotive	13,745,064	10,108,505
All other	532,092	208,650

Total sales of products	14,277,156	10,317,155
Financial services	1,081,121	1,058,068

Total sales revenues	15,358,277	11,375,223

	Yen in millions
	For the second quarter ended September 30,
	2019	2020
Sales of products
Automotive
Vehicles	5,773,643	5,076,144
Parts and components for production	322,588	327,584
Parts and components for after service	528,156	527,328
Other	172,680	208,411

Total automotive	6,797,066	6,139,467
All other	302,527	107,833

Total sales of products	7,099,592	6,247,300
Financial services	537,412	527,127

Total sales revenues	7,637,004	6,774,427

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first half ended September 30, 2019
Net income attributable to Toyota Motor Corporation	1,149,540

Basic earnings per share attributable to Toyota Motor Corporation	1,149,540	2,818,173	407.90
Effect of dilutive securities
Model AA Class Shares	6,630	47,100

Diluted earnings per share attributable to Toyota Motor Corporation	1,156,170	2,865,273	403.51

For the first half ended September 30, 2020
Net income attributable to Toyota Motor Corporation	629,368

Basic earnings per share attributable to Toyota Motor Corporation	629,368	2,794,625	225.21
Effect of dilutive securities
Model AA Class Shares	6,642	47,089

Diluted earnings per share attributable to Toyota Motor Corporation	636,010	2,841,714	223.81

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the second quarter ended September 30, 2019
Net income attributable to Toyota Motor Corporation	530,409

Basic earnings per share attributable to Toyota Motor Corporation	530,409	2,805,235	189.08
Effect of dilutive securities
Model AA Class Shares	3,334	47,100

Diluted earnings per share attributable to Toyota Motor Corporation	533,743	2,852,335	187.12

For the second quarter ended September 30, 2020
Net income attributable to Toyota Motor Corporation	470,525

Basic earnings per share attributable to Toyota Motor Corporation	470,525	2,795,961	168.29
Effect of dilutive securities
Model AA Class Shares	3,340	47,078

Diluted earnings per share attributable to Toyota Motor Corporation	473,865	2,843,039	166.68

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of September 30, 2020 is ¥3,394,485 million. Liabilities for guarantees totaling ¥12,352 million have been provided as of September 30, 2020. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. The remaining actions in Mexico, Australia, Israel, Brazil and some other actions by states or territories of the United States are being litigated.

Toyota has self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is cooperating with civil investigations by the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue and continues to have discussions with the EPA and the SDNY. The investigations could result in the imposition of civil penalties, fines or other sanctions, or litigation by the SDNY or the EPA.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

XII.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥1,016,116 million for the first half ended September 30, 2020.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XIII.	First-time adoption

1. Transition to reporting in accordance with IFRS

TMC has prepared its condensed consolidated financial statements in accordance with IFRS from the first quarter ended June 30, 2020.

Up to the fiscal year ended March 31, 2020, Toyota prepared its consolidated financial statements in accordance with U.S. GAAP. The Transition Date was April 1, 2019.

IFRS 1 stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary and mandatory exemptions from full retrospective applications. TMC elected such exemptions with respect to the following items.

(1) Business combination

IFRS 3 “Business Combinations”, was not applied retrospectively to business combinations that occurred before the Transition Date.

(2) Foreign currency translation adjustments of foreign operations

The cumulative foreign currency translation adjustments were reclassified from other comprehensive income to retained earnings as of the Transition Date.

(3) Designation of equity financial assets

Equity financial assets recognized before the Transition Date were designated as financial assets measured at fair value through other comprehensive income based on the facts and circumstances that existed as of the Transition Date.

(4) Deemed cost

IFRS 1 permits a first-time adopter to elect to use fair value at the Transition Date as deemed cost for items of property, plant and equipment. For some property, plant and equipment, the fair value at the Transition Date is used as deemed cost.

(5) Recognition of right of use assets and lease liabilities

When a first-time adopter that is a lessee recognizes right of use assets and lease liabilities, it is permitted to measure right of use assets and lease liabilities at the Transition Date under IFRS 1. Toyota measured all lease liabilities at the Transition Date, using the present value of the remaining lease payments discounted by the lessee’s incremental borrowing rate at the Transition Date. Toyota measured right of use assets at the Transition Date, making them equal to the lease liabilities.

For leases for which the lease term ends within 12 months of the Transition Date, lease payments associated with those leases were recognized as profit or loss on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

2. Reconciliation of U.S. GAAP to IFRS

Toyota has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements or quarterly consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Reconciliation of equity as of the transition date (April 1, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,574,704	—	28,101	3,602,805		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	568,156	13,728	2,954,617	A	Trade accounts and other receivables
Other receivables	568,156	(568,156)	—	—	A
Finance receivables, net	6,647,771	—	9,596	6,657,367		Receivables related to financial services
Time deposits	1,126,352	1,508,812	5,228	2,640,392	B,C,D	Other financial assets
Marketable securities	1,127,160	(1,127,160)	—	—	B
Inventories	2,656,396	—	74,644	2,731,040	a	Inventories
	—	84,281	293	84,574	E	Income tax receivable
Prepaid expenses and other current assets	805,964	(297,502)	(807)	507,654	C,D,E	Other current assets

Total current assets	18,879,237	168,431	130,781	19,178,450		Total current assets

						Non-current assets
Investments in affiliated companies	3,313,723	54,004	99,516	3,467,242		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,281,118	—	(90)	10,281,028		Receivables related to financial services
Marketable securities and other securities investments	7,479,926	238,009	51,806	7,769,740	D,F,G,b	Other financial assets
Employees receivables	21,683	(21,683)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,386,308	1,353	(28,391)	1,359,271	c	Land
Buildings	4,802,175	(14,489)	45,593	4,833,278		Buildings
Machinery and equipment	11,857,425	(6,097)	105,445	11,956,773		Machinery and equipment
Vehicles and equipment on operating leases	6,139,163	—	—	6,139,163		Vehicles and equipment on operating leases
Construction in progress	651,713	61	4,293	656,067		Construction in progress

Total property, plant and equipment, at cost	24,836,784	(19,172)	126,939	24,944,551		Total property, plant and equipment, at cost

Less – Accumulated depreciation	(14,151,290)	(8,140)	(101,016)	(14,260,446)		Less – Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,685,494	(27,313)	25,923	10,684,105		Total property, plant and equipment, net

	—	27,313	369,517	396,830	d	Right of use assets
	—	297,394	611,343	908,737	G,e	Intangible assets
	—	501,872	(55,489)	446,383	G,f	Deferred tax assets
Other	1,275,768	(991,888)	9	283,889	G	Other non-current assets

	33,057,712	77,709	1,102,535	34,237,955		Total non-current assets

Total assets	51,936,949	246,140	1,233,316	53,416,405		Total assets

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,645,984	1,180,657	29,492	3,856,133	H	Trade accounts and other payables
Other payables	1,102,802	(1,102,802)	—	—	H
Short-term borrowings	5,344,973	4,254,260	102,580	9,701,813	I,d	Short-term and current portion of long-term debt
Current portion of long-term debt	4,254,260	(4,254,260)	—	—	I
Accrued expenses	3,222,446	(1,870,433)	(1,761)	1,350,252	J	Accrued expenses
	—	475,409	(107)	475,302	D,K	Other financial liabilities
Income taxes payable	320,998	—	318	321,316		Income taxes payable
	—	1,769,275	239	1,769,514	J	Liabilities for quality assurance
Other current liabilities	1,335,475	(339,131)	11,688	1,008,032	D,K	Other current liabilities

Total current liabilities	18,226,938	112,975	142,449	18,482,362		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,550,945	498,073	293,298	11,342,315	L,d	Long-term debt
	—	189,957	—	189,957	D	Other financial liabilities
Accrued pension and severance costs	963,406	37,532	1,771	1,002,710		Retirement benefit liabilities
Deferred income taxes	1,014,851	11,670	200,771	1,227,292	f	Deferred tax liabilities
Other long-term liabilities	615,599	(105,994)	6,955	516,560		Other non-current liabilities

Total long-term liabilities	13,144,801	631,238	502,794	14,278,833		Total non-current liabilities

Total liabilities	31,371,739	744,213	645,244	32,761,195		Total liabilities

Mezzanine equity	498,073	(498,073)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,162	—	—	487,162		Additional paid-in capital
Retained earnings	21,987,515	—	(1,373,738)	20,613,776	j	Retained earnings
Accumulated other comprehensive income (loss)	(916,650)	—	1,932,686	1,016,035	b,g,h	Other components of equity
Treasury stock, at cost	(2,606,925)	—	—	(2,606,925)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,348,152	—	558,947	19,907,100		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	718,985	—	29,125	748,110		Non-controlling interests

Total shareholders’ equity	20,067,137	—	588,072	20,655,210		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	20,565,210	(498,073)	588,072	20,655,210

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	246,140	1,233,316	53,416,405		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Reconciliation of equity as of the end of the second quarter (September 30, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,979,764	—	47,064	4,026,828		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,228,524	549,874	578	2,778,976	A	Trade accounts and other receivables
Other receivables	549,874	(549,874)	—	—	A
Finance receivables, net	6,558,020	—	7,919	6,565,939		Receivables related to financial services
Time deposits	1,334,616	1,298,763	3,257	2,636,635	B,C,D	Other financial assets
Marketable securities	876,440	(876,440)	—	—	B
Inventories	2,576,968	—	7,966	2,584,934	a	Inventories
	—	80,888	314	81,201	E	Income tax receivable
Prepaid expenses and other current assets	872,710	(295,432)	238	577,515	C,D,E	Other current assets

Total current assets	18,976,916	207,778	67,334	19,252,028		Total current assets

						Non-current assets
Investments in affiliated companies	3,392,862	58,924	105,208	3,556,994		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,396,209	—	(988)	10,395,221		Receivables related to financial services
Marketable securities and other securities investments	7,220,663	255,864	55,571	7,532,098	D,F,G,b	Other financial assets
Employees receivables	21,790	(21,790)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,362,252	239	(30,361)	1,332,129	c	Land
Buildings	4,755,496	(5,385)	34,013	4,784,125		Buildings
Machinery and equipment	11,791,699	(32,720)	86,098	11,845,077		Machinery and equipment
Vehicles and equipment on operating leases	5,947,228	—	72	5,947,300		Vehicles and equipment on operating leases
Construction in progress	646,680	59	1,329	648,069		Construction in progress

Total property, plant and equipment, at cost	24,503,355	(37,807)	91,151	24,556,699		Total property, plant and equipment, at cost

Less – Accumulated depreciation	(13,907,954)	(796)	(99,579)	(14,008,330)		Less – Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,595,401	(38,603)	(8,429)	10,548,370		Total property, plant and equipment, net

	—	373,157	188	373,346	G	Right of use assets
	—	322,776	610,328	933,104	G,e	Intangible assets
	—	477,324	(33,731)	443,593	G,f	Deferred tax assets
Other	1,636,237	(1,311,528)	(8,900)	315,809	G	Other non-current assets

	33,263,162	116,125	719,247	34,098,534		Total non-current assets

Total assets	52,240,078	323,903	786,581	53,350,562		Total assets

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,546,545	979,637	15,528	3,541,710	H	Trade accounts and other payables
Other payables	937,139	(937,139)	—	—	H
Short-term borrowings	5,198,456	4,514,511	(28,502)	9,684,465	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,453,335	(4,453,335)	—	—	I
Accrued expenses	3,064,629	(1,756,874)	18,783	1,326,537	J	Accrued expenses
	—	513,943	(5,748)	508,195	D,K	Other financial liabilities
Income taxes payable	277,766	—	3,226	280,992		Income taxes payable
	—	1,641,716	(1,623)	1,640,092	J	Liabilities for quality assurance
Other current liabilities	1,454,390	(338,063)	(766)	1,115,561	D,K	Other current liabilities

Total current liabilities	17,932,260	164,395	898	18,097,553		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,340,214	774,994	1,356	11,116,565	L,M	Long-term debt
	—	257,775	—	257,775	D	Other financial liabilities
Accrued pension and severance costs	969,810	37,633	7,606	1,015,049		Retirement benefit liabilities
Deferred income taxes	1,092,125	11,288	232,544	1,335,957	f	Deferred tax liabilities
Other long-term liabilities	903,352	(420,438)	7,438	490,352	M	Other non-current liabilities

Total long-term liabilities	13,305,501	661,252	248,944	14,215,697		Total non-current liabilities

Total liabilities	31,237,761	825,647	249,842	32,313,250		Total liabilities

Mezzanine equity	501,744	(501,744)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	491,142	—	—	491,142		Additional paid-in capital
Retained earnings	22,913,956	—	(1,491,841)	21,422,115	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,099,428)	—	2,008,414	908,987	b,g,h	Other components of equity
Treasury stock, at cost	(2,907,078)	—	—	(2,907,078)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,795,642	—	516,574	20,312,216		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	704,931	—	20,165	725,096		Non-controlling interests

Total shareholders’ equity	20,500,573	—	536,739	21,037,312		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,002,317	(501,744)	536,739	21,037,312

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,240,078	323,903	786,581	53,350,562		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(3) Reconciliation of equity as of the end of the prior period (March 31, 2020)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	4,190,518	—	(92,068)	4,098,450		Cash and cash equivalents
Trade accounts and notes receivables, less allowance for doubtful accounts	2,094,894	564,854	(11,389)	2,648,360	A	Trade accounts and other receivables
Other receivables	564,854	(564,854)	—	—	A
Finance receivables, net	6,614,171	—	7,433	6,621,604		Receivables related to financial services
Time deposits	828,220	1,316,339	(958)	2,143,602	B,C,D	Other financial assets
Marketable securities	678,731	(678,731)	—	—	B
Inventories	2,434,918	—	98,974	2,533,892	a	Inventories
	—	237,333	275	237,609	E	Income tax receivable
Prepaid expenses and other current assets	1,236,225	(578,614)	22,193	679,804	C,D,E	Other current assets

Total current assets	18,642,531	296,327	24,462	18,963,320		Total current assets

						Non-current assets
Investments in affiliated companies	4,123,453	81,731	92,380	4,297,564		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,423,858	49	(6,109)	10,417,797		Receivables related to financial services
Marketable securities and other securities investments	7,348,651	502,296	50,570	7,901,517	D,F,G,b	Other financial assets
Employees receivables	21,484	(21,484)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,346,988	165	(28,189)	1,318,964	c	Land
Buildings	4,730,783	(19,860)	30,528	4,741,451		Buildings
Machinery and equipment	11,939,121	(43,092)	83,419	11,979,449		Machinery and equipment
Vehicles and equipment on operating leases	5,929,233	—	(400)	5,928,833		Vehicles and equipment on operating leases
Construction in progress	510,963	60	6,438	517,460		Construction in progress

Total property, plant and equipment, at cost	24,457,088	(62,728)	91,797	24,486,156		Total property, plant and equipment, at cost

Less – Accumulated depreciation	(13,855,563)	2,355	(98,933)	(13,952,141)		Less – Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,601,525	(60,373)	(7,136)	10,534,016		Total property, plant and equipment, net

	—	337,442	(107)	337,335	G	Right of use assets
	—	374,263	625,994	1,000,257	G,e	Intangible assets
	—	354,785	(28,420)	326,364	G,f	Deferred tax assets
Other	1,518,934	(1,331,576)	6,834	194,192	G	Other non-current assets

	34,037,905	237,133	734,005	35,009,043		Total non-current assets

Total assets	52,680,436	533,460	758,468	53,972,363		Total assets

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,434,180	1,064,224	(375)	3,498,029	H	Trade accounts and other payables
Other payables	1,020,270	(1,020,270)	—	—	H
Short-term borrowings	5,286,026	4,611,537	9,192	9,906,755	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,574,045	(4,574,045)	—	—	I
Accrued expenses	2,926,052	(1,689,158)	19,901	1,256,794	J	Accrued expenses
	—	546,378	(7,637)	538,740	D,K	Other financial liabilities
Income taxes payable	218,117	—	(5,841)	212,276		Income taxes payable
	—	1,553,816	(846)	1,552,970	J	Liabilities for quality assurance
Other current liabilities	1,443,687	(252,101)	(14,942)	1,176,645	D,K	Other current liabilities

Total current liabilities	17,902,377	240,382	(549)	18,142,209		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,692,898	739,633	1,688	11,434,219	L,M	Long-term debt
	—	360,588	—	360,588	D	Other financial liabilities
Accrued pension and severance costs	978,626	41,356	2,179	1,022,161		Retirement benefit liabilities
Deferred income taxes	1,043,169	1,487	153,349	1,198,005	f	Deferred tax liabilities
Other long-term liabilities	821,515	(345,816)	471	476,169	M	Other non-current liabilities

Total long-term liabilities	13,536,208	797,247	157,687	14,491,142		Total non-current liabilities

Total liabilities	31,438,585	1,037,629	157,138	32,633,351		Total liabilities

Mezzanine equity	504,169	(504,169)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	489,334	—	—	489,334		Additional paid-in capital
Retained earnings	23,427,613	—	(1,193,552)	22,234,061	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,166,273)	—	1,751,822	585,549	b,g,h	Other components of equity
Treasury stock, at cost	(3,087,106)	—	—	(3,087,106)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,060,618	—	558,270	20,618,888		Total Toyota Motor Corporation Shareholders’ equity

Noncontrolling interests	677,064	—	43,060	720,124		Non-controlling interests

Total shareholders’ equity	20,737,682	—	601,330	21,339,012		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,241,851	(504,169)	601,330	21,339,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	533,460	758,468	53,972,363		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(4) Reconciliation of net profit or loss for the first half ended September 30 (from April 1, 2019 to September 30, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	14,206,661	—	70,495	14,277,156	i	Sales of products
Financing operations	1,078,934	—	2,187	1,081,121		Financial services

Total net revenues	15,285,595	—	72,682	15,358,277		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	11,840,365	(7,082)	68,076	11,901,359	i	Cost of products sold
Cost of financing operations	654,126	—	(928)	653,198		Cost of financial services
Selling, general and administrative	1,386,768	(2,065)	19,798	1,404,502		Selling, general and administrative

Total costs and expenses	13,881,259	(9,146)	86,946	13,959,059		Total costs and expenses

Operating income	1,404,336	9,146	(14,264)	1,399,218		Operating income

Other income (expense)
	—	205,952	(6,086)	199,866		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	126,221	14,653	830	141,703		Other finance income
Interest expense	(14,846)	(1,377)	(6,326)	(22,549)		Other finance costs
Foreign exchange gain (loss), net	(61,167)	—	(22,145)	(83,312)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	145,427	—	(145,427)	—	b
Other income (loss), net	(16,486)	(22,422)	25,801	(13,107)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	1,583,485	205,952	(167,617)	1,621,819		Income before income taxes

Provision for income taxes	474,648	—	(36,821)	437,827	b	Income tax expense
Equity in earnings of affiliated companies	205,952	(205,952)	—	—

Net income	1,314,789	—	(130,796)	1,183,993		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	1,274,976	—	(125,436)	1,149,540		Toyota Motor Corporation
Net income attributable to noncontrolling interests	39,813	—	(5,360)	34,453		Non-controlling interests

	1,314,789	—	(130,796)	1,183,993		Net income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(5) Reconciliation of other comprehensive income for the first half ended September 30 (from April 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	1,314,789	—	(130,796)	1,183,993		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	65,567	(65,567)	101,311	101,311	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	1,200	(362)	(5,911)	(5,074)		Remeasurements of defined benefit plans
	—	362	41,493	41,855		Shares of other comprehensive income of equity method investees

	66,767	(65,567)	136,893	138,093		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(251,656)	(47,239)	30,340	(268,554)		Exchange differences on translating foreign operations
	—	65,567	(960)	64,608		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	47,239	(95,692)	(48,453)		Shares of other comprehensive income of equity method investees

	(251,656)	65,567	(66,312)	(252,400)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(184,889)	—	70,582	(114,307)		Total other comprehensive income, net of tax

Comprehensive income	1,129,900	—	(60,214)	1,069,686		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,092,198	—	(51,015)	1,041,184		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	37,702	—	(9,200)	28,502		Non-controlling interests

	1,129,900	—	(60,214)	1,069,686		Comprehensive income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Reconciliation of net profit or loss for the second quarter ended September 30 (from July 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	7,102,868	—	(3,276)	7,099,592	i	Sales of products
Financing operations	536,636	—	776	537,412		Financial services

Total net revenues	7,639,504	—	(2,500)	7,637,004		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	5,970,713	(3,437)	6,344	5,973,620	i	Cost of products sold
Cost of financing operations	313,688	—	(1,896)	311,792		Cost of financial services
Selling, general and administrative	692,718	(1,051)	1,318	692,985		Selling, general and administrative

Total costs and expenses	6,977,119	(4,487)	5,766	6,978,397		Total costs and expenses

Operating income	662,385	4,487	(8,265)	658,607		Operating income

Other income (expense)
	—	96,399	(1,277)	95,122		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	51,830	12,294	29	64,152		Other finance income
Interest expense	(10,495)	271	(2,483)	(12,707)		Other finance costs
Foreign exchange gain (loss), net	(3,159)	—	(17,093)	(20,252)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	54,656	—	(54,656)	—	b
Other income (loss), net	(13,482)	(17,052)	16,447	(14,087)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	741,735	96,399	(67,299)	770,834		Income before income taxes

Provision for income taxes	225,019	—	(6,794)	218,224	b	Income tax expense
Equity in earnings of affiliated companies	96,399	(96,399)	—	—

Net income	613,115	—	(60,505)	552,610		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	592,002	—	(61,593)	530,409		Toyota Motor Corporation
Net income attributable to noncontrolling interests	21,113	—	1,088	22,201		Non-controlling interests

	613,115	—	(60,505)	552,610		Net income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(7) Reconciliation of other comprehensive income for the second quarter ended September 30 (from July 1, 2019 to September 30, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	613,115	—	(60,505)	552,610		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	25,114	(25,114)	38,594	38,594	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	3,762	(455)	(3,628)	(321)		Remeasurements of defined benefit plans
	—	455	(3,614)	(3,159)		Shares of other comprehensive income of equity method investees

	28,876	(25,114)	31,352	35,113		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(108,650)	(111,958)	123,208	(97,399)		Exchange differences on translating foreign operations
	—	25,114	(395)	24,720		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	111,958	(149,312)	(37,355)		Shares of other comprehensive income of equity method investees

	(108,650)	25,114	(26,499)	(110,034)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(79,774)	—	4,853	(74,921)		Total other comprehensive income, net of tax

Comprehensive income	533,341	—	(55,652)	477,690		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	515,063	—	(56,429)	458,635		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	18,278	—	776	19,055		Non-controlling interests

	533,341	—	(55,652)	477,690		Comprehensive income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(8) Reconciliation of net profit or loss for prior period (from April 1, 2019 to March 31 2020)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	27,759,749	—	(66,056)	27,693,693	i	Sales of products
Financing operations	2,170,243	—	2,611	2,172,854		Financial services

Total net revenues	29,929,992	—	(63,445)	29,866,547		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	23,142,744	(12,761)	(26,387)	23,103,596	i	Cost of products sold
Cost of financing operations	1,379,620	—	2,134	1,381,755		Cost of financial services
Selling, general and administrative	2,964,759	(3,391)	20,597	2,981,965		Selling, general and administrative

Total costs and expenses	27,487,123	(16,153)	(3,655)	27,467,315		Total costs and expenses

Operating income	2,442,869	16,153	(59,790)	2,399,232		Operating income

Other income (expense)
	—	271,152	39,094	310,247		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	232,870	77,241	(4,266)	305,846		Other finance income
Interest expense	(32,217)	(2,573)	(12,365)	(47,155)		Other finance costs
Foreign exchange gain (loss), net	(79,020)	—	(15,599)	(94,619)		Foreign exchange gain(loss), net
Unrealized gains (losses) on equity securities	(24,600)	—	24,600	—	b
Other income (loss), net	14,705	(90,821)	(4,491)	(80,607)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,554,607	271,152	(32,817)	2,792,942		Income before income taxes

Provision for income taxes	683,430	—	(1,613)	681,817	b	Income tax expense
Equity in earnings of affiliated companies	271,152	(271,152)	—	—

Net income	2,142,329	—	(31,204)	2,111,125		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,076,183	—	(40,043)	2,036,140		Toyota Motor Corporation
Net income attributable to noncontrolling interests	66,146	—	8,839	74,985		Non-controlling interests

	2,142,329	—	(31,204)	2,111,125		Net income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(9) Reconciliation of other comprehensive income during prior period (from April 1, 2019 to March 31 2020)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,142,329	—	(31,204)	2,111,125		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	118,363	(118,363)	(243,853)	(243,853)	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	(60,196)	(612)	17,409	(43,399)		Remeasurements of defined benefit plans
	—	612	61,956	62,568		Shares of other comprehensive income of equity method investees

	58,167	(118,363)	(164,488)	(224,684)		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(333,854)	89,371	(117,614)	(362,098)		Exchange differences on translating foreign operations
	—	118,363	(4,973)	113,390		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(89,371)	54,118	(35,253)		Shares of other comprehensive income of equity method investees

	(333,854)	118,363	(68,469)	(283,961)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(275,687)	—	(232,958)	(508,645)		Total other comprehensive income, net of tax

Comprehensive income	1,866,642	—	(264,162)	1,602,480		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,820,764	—	(265,756)	1,555,009		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	45,878	—	1,594	47,472		Non-controlling interests

	1,866,642	—	(264,162)	1,602,480		Comprehensive income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3.	Notes to reconciliation

(1) Changes in presentation

A.	Other receivables separately presented under U.S. GAAP have been reclassified into trade accounts and other receivables under IFRS.

B.	Marketable securities separately presented under U.S. GAAP have been reclassified into other financial assets in current assets under IFRS.

C.	Other financial assets included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

D.	Derivative assets and liabilities that meet certain requirements are offset under U.S. GAAP. Under IFRS they are presented in gross amount.

E.	Income tax receivable included in prepaid expenses and others current assets under U.S. GAAP are separately presented under IFRS.

F.	Employees receivables separately presented under U.S. GAAP have been reclassified into other financial assets in non-current assets under IFRS.

G.

Right of use assets, intangible assets, deferred tax assets and other financial assets in non-current assets included in other in investment and other assets under U.S. GAAP are separately presented under IFRS.

H.	Other payables separately presented under U.S. GAAP have been reclassified into trade accounts and other payables under IFRS.

I.	Current portion of long-term debt separately presented under U.S. GAAP have been reclassified into short-term and current portion of long-term debt under IFRS.

J.	Liabilities for quality assurance included in accrued expenses under U.S. GAAP are separately presented under IFRS.

K.	Other financial liabilities included in other current liabilities under U.S. GAAP are separately presented under IFRS.

L.	Model AA Class Shares presented as mezzanine equity under U.S. GAAP have been reclassified into long-term debt under IFRS.

M.	Lease liabilities included in other long-term liabilities under U.S. GAAP have been reclassified into long-term debt under IFRS.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Difference in recognition and measurement

For the following reconciliation, the related allocation to the non-controlling interests is recorded.

a.	Inventory valuation method

Under U.S. GAAP, inventories of some subsidiaries are calculated using the last-in, first-out method, but under IFRS, they are calculated using the weighted-average method.

b.	Fair value measurement of equity financial assets

Unlisted stocks are recorded at acquisition cost under U.S. GAAP but are measured at fair value through other comprehensive income under IFRS. For equity financial assets, U.S. GAAP recognizes valuation gains and losses, gains and losses on sales and impairment as profit or loss, but under IFRS, changes in fair value are recognized as other comprehensive income.

c.	Deemed cost

In accordance with IFRS 1, Toyota has elected to use fair value at the Transition Date as deemed cost for certain items of property, plant and equipment. The carrying amount of property, plant and equipment under U.S. GAAP to which the exemption is applied is ¥59,456 million and the fair value is ¥21,225 million.

d.	Recognition of right of use assets and lease liabilities

Under IFRS, newly recognized right of use assets and lease liabilities are recorded as a result of the adoption of IFRS 16 “Leases”.

e.	Capitalization of costs incurred for development of products

Under U.S. GAAP, development expense is expensed as incurred. Under IFRS, costs incurred for development of products is capitalized if it meets the capitalization requirements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

f.	Deferred income taxes

Deferred income taxes have been adjusted due to the other adjustments from U.S. GAAP to IFRS. The adjustment mainly related to ¥188,837 million (as of April 1, 2019), ¥188,223 million (as of September 30, 2019), and ¥193,271 million (as of March 31, 2020) of the capitalization of development costs.

g.	Exchange differences on translating foreign operations

In accordance with the first-time exemption, the cumulative translation differences of foreign operations as of the Transition Date are transferred from other components of equity to retained earnings.

h.	Retirement benefit obligations for defined benefit plans

Under U.S. GAAP, actuarial gains and losses and past service cost are recognized in other comprehensive income when they are incurred and amortized over a certain period of future years. Under IFRS, remeasurements arising from defined benefit plans, including actuarial gains and losses are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. Past service cost is recognized in profit or loss when incurred.

i.	Unification of a reporting period

For certain consolidated subsidiaries and companies accounted for by the equity method that have closing dates different from Toyota, the reporting period has been unified to Toyota’s closing date on the Transition Date.

j.	Reconciliation of retained earnings

	Yen in millions
	Transition Date (April 1, 2019)	Second quarter (September 30, 2019)	Prior fiscal year (March 31, 2020)
b. Fair value measurement of equity instruments	(990,815)	(1,152,830)	(799,568)
g. Exchange differences on translating foreign operations	(649,532)	(649,532)	(649,532)
h. Retirement benefit obligations for defined benefit plans	(265,867)	(264,914)	(324,014)

Subtotal	(1,906,213)	(2,067,276)	(1,773,114)

e. Capitalization of cost incurred for development of product	410,531	420,914	432,202
i. Unification of a reporting period	85,211	93,563	51,480
Others	36,732	60,958	95,880

Total	(1,373,738)	(1,491,841)	(1,193,552)

Subtotal represents reclassification from other components of equity.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

Adjustments on the Cash Flows

Additions, collections and sales of receivables from financial services which were classified as cash flows from investing activities under U.S. GAAP are classified as cash flows from operating activities under IFRS.